For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada and Concord Pacific Announce Closing of Sale and Leaseback for Three Properties

TORONTO - June 9, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that the transaction originally announced on March 11, 2015, for the sale and leaseback of three of its properties to Concord Pacific Group of Companies (“Concord”), has closed for total proceeds of $140 million. The after-tax proceeds, including adjustments, are currently estimated to be approximately $130 million. The locations include store space and adjacent property located at the Metropolis at Metrotown in Burnaby, British Columbia, Cottonwood Mall in Chilliwack, British Columbia and North Hill Shopping Centre in Calgary, Alberta.

Sears will continue to operate the stores located at these shopping centres under long-term leases and there is no impact on customers or Sears team members in these locations.

Although the Company believes that the forward-looking information presented with respect to this announcement is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 167 corporate stores, 197 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 85 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.